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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Copano Energy, L.L.C.

(Name of Issuer)

Common Units Representing Limited Liability Company Interests

(Title of Class of Securities)

217202100

(CUSIP Number)

November 23, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 217202100

1.	Name of Reporting Person: Robert J. Raymond		I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group:(1)
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power:(1) 1,082,646

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power:(1) 1,082,646

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1)(2) 1,082,646

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):(2)(3) 7.8%

12.	Type of Reporting Person: IN

(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2) Assumes conversion into common units of all subordinated convertible units beneficially owned by such reporting person, but without giving effect to the conversion into common units of any subordinated convertible units held by others.

(3) Based on 13,378,938 common units outstanding as of November 11, 2005, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2005.

13G
CUSIP No. 217202100

1.	Name of Reporting Person: RR Advisors, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:(1)
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power:(1) 1,082,646

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power:(1) 1,082,646

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1)(2) 1,082,646

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):(2)(3) 7.8%

12.	Type of Reporting Person: OO

(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2) Assumes conversion into common units of all subordinated convertible units beneficially owned by such reporting person, but without giving effect to the conversion into common units of any subordinated convertible units held by others.

(3) Based on 13,378,938 common units outstanding as of November 11, 2005, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2005.

13G
CUSIP No. 217202100

1.	Name of Reporting Person: RCH Energy MLP Fund GP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:(1)
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power:(1) 832,646

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power:(1) 832,646

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1)(2) 832,646

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):(2)(3) 6.1%

12.	Type of Reporting Person: PN

(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2) Assumes conversion into common units of all subordinated convertible units beneficially owned by such reporting person, but without giving effect to the conversion into common units of any subordinated convertible units held by others.

(3) Based on 13,378,938 common units outstanding as of November 11, 2005, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2005.

13G
CUSIP No. 217202100

1.	Name of Reporting Person: RCH Energy MLP Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:(1)
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power:(1) 815,588

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power:(1) 815,588

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1)(2) 815,588

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):(2)(3) 6.0%

12.	Type of Reporting Person: PN

(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2) Assumes conversion into common units of all subordinated convertible units beneficially owned by such reporting person, but without giving effect to the conversion into common units of any subordinated convertible units held by others.

(3) Based on 13,378,938 common units outstanding as of November 11, 2005, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2005.

13G
CUSIP No. 217202100

1.	Name of Reporting Person: RCH Energy MLP Fund-A, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:(1)
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power:(1) 17,058

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power:(1) 17,058

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1)(2) 17,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):(2)(3) 0.1%

12.	Type of Reporting Person: PN

(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2) Assumes conversion into common units of all subordinated convertible units beneficially owned by such reporting person, but without giving effect to the conversion into common units of any subordinated convertible units held by others.

(3) Based on 13,378,938 common units outstanding as of November 11, 2005, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2005.

13G
CUSIP No. 217202100

1.	Name of Reporting Person: RCH Energy Opportunity Fund I GP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:(1)
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power:(1) 250,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power:(1) 250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1)(2) 250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):(2)(3) 1.8%

12.	Type of Reporting Person: PN

(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2) Assumes conversion into common units of all subordinated convertible units beneficially owned by such reporting person, but without giving effect to the conversion into common units of any subordinated convertible units held by others.

(3) Based on 13,378,938 common units outstanding as of November 11, 2005, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2005.

13G
CUSIP No. 217202100

1.	Name of Reporting Person: RCH Energy Opportunity Fund I, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:(1)
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power:(1) 250,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power:(1) 250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1)(2) 250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):(2)(3) 1.8%

12.	Type of Reporting Person: PN

(1) The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person.

(2) Assumes conversion into common units of all subordinated convertible units beneficially owned by such reporting person, but without giving effect to the conversion into common units of any subordinated convertible units held by others.

(3) Based on 13,378,938 common units outstanding as of November 11, 2005, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2005.

Item 1(a).	Name of Issuer.

Copano Energy, L.L.C.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

2727 Allen Parkway, Suite 1200 Houston, Texas 77019

Item 2(a).	Names of Persons Filing.

Robert J. Raymond RR Advisors, LLC RCH Energy MLP Fund GP, L.P. RCH Energy MLP Fund, L.P. RCH Energy MLP Fund-A, L.P. RCH Energy Opportunity Fund I GP, L.P. RCH Energy Opportunity Fund I, L.P.

Item 2(b).	Address or Principal Business Office or, if none, Residence.

Principal business office for all reporting persons:

2100 McKinney Avenue, Suite 700 Dallas, Texas 75201

Item 2(c).	Citizenship.

Robert J. Raymond is a citizen of the United States.

RR Advisors, LLC is a Delaware limited liability company.

Each of RCH Energy MLP Fund GP, L.P., RCH Energy MLP Fund, L.P., RCH Energy MLP Fund-A, L.P., RCH Energy Opportunity Fund I GP, L.P. and RCH Energy Opportunity Fund I, L.P. is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities.

Common Units Representing Limited Liability Company Interests

Item 2(e).	CUSIP Number.

217202100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

With respect to the disclosure set forth in this Item 4., each reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any units other than the units owned of record by such reporting person. In addition, the amounts of units provided below for each reporting person assume conversion into common units of all subordinated convertible units beneficially owned by such reporting person, but do not give effect to the conversion into common units of any subordinated convertible units held by others. The percent of class provided for each reporting person below is based on 13,378,938 common units outstanding as of November 11, 2005, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2005.
1.	Robert J. Raymond
a.	Amount beneficially owned: 1,082,646

b.	Percent of class: 7.8%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,082,646

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,082,646
2.	RR Advisors, LLC
a.	Amount beneficially owned: 1,082,646

b.	Percent of class: 7.8%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,082,646

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,082,646
3.	RCH Energy MLP Fund GP, L.P.
a.	Amount beneficially owned: 832,646

b.	Percent of class: 6.1%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 832,646

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 832,646

4.	RCH Energy MLP Fund, L.P.
a.	Amount beneficially owned: 815,588

b.	Percent of class: 6.0%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 815,588

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 815,588
5.	RCH Energy MLP Fund-A, L.P.
a.	Amount beneficially owned: 17,058

b.	Percent of class: 0.1%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 17,058

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 17,058
6.	RCH Energy Opportunity Fund I GP, L.P.
a.	Amount beneficially owned: 250,000

b.	Percent of class: 1.8%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 250,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 250,000
7.	RCH Energy Opportunity Fund I, L.P.
a.	Amount beneficially owned: 250,000

b.	Percent of class: 1.8%

c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 250,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 250,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Limited partners of RCH Energy MLP Fund GP, L.P., RCH Energy MLP Fund, L.P., RCH Energy MLP Fund-A, L.P., RCH Energy Opportunity Fund I GP, L.P. and RCH Energy Opportunity Fund I, L.P. indirectly participate in the receipt of dividends from, and proceeds from the sale of, the common units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: December 1, 2005	/s/ Robert J. Raymond

Robert J. Raymond

RR ADVISORS, LLC

	By:	/s/ Robert J. Raymond

	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY MLP FUND GP, L.P.

By: RR Advisors, LLC, its General Partner

	By:	/s/ Robert J. Raymond

	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY MLP FUND, L.P.

By: RCH Energy MLP Fund GP, L.P., its General Partner

By: RR Advisors, LLC, its General Partner

	By:	/s/ Robert J. Raymond

	Name:	Robert J. Raymond
	Title:	Sole Member

RCH ENERGY MLP FUND-A, L.P.

By: RCH Energy MLP Fund GP, L.P., its General Partner

By: RR Advisors, LLC, its General Partner

	By:	/s/ Robert J. Raymond

	Name:	Robert J. Raymond
	Title:	Sole Member
[Signature Page — Schedule 13G]

RCH ENERGY OPPORTUNITY FUND I GP, L.P.

By: RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond

Name:	Robert J. Raymond
Title:	Sole Member

RCH ENERGY OPPORTUNITY FUND I, L.P.

By: RCH Energy Opportunity Fund I GP, L.P., its General Partner

By: RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond

Name:	Robert J. Raymond
Title:	Sole Member
[Signature Page — Schedule 13G]